Exhibit 10.19

CERTAIN INFORMATION HAS BEEN OMITTED FROM THE VERSION OF THISEXHIBIT FILED WITH THE SECURITIES AND EXCHANGE COMMISSIONBECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELYHARMFUL IF PUBLICLY DISCLOSED

CLINICAL RESEARCH AGREEMENT

This Clinical Research Agreement (“Agreement”) is entered into this 10th day of October,  2019, (“Effective Date”) by and between CryoLife, Inc. (“Sponsor”),  a corporation with its principal place of business at 1655 Roberts Boulevard, NW, Kennesaw, Georgia 30144, and Duke University, a tax-exempt research and educational institution acting for and on behalf of its Duke Clinical Research Institute  (“Duke”), with an office at 300 West Morgan Street, Suite 800, Durham, North Carolina 27701 (individually, a “Party” and collectively, the “Parties”).

R E C I T A L S

WHEREAS Sponsor wishes to conduct a program of clinical research and development entitled, “Clinical Trial of the On-X® Aortic Valve Using Alternative Anticoagulation Prospective Randomized On-X Anticoagulation Clinical Trial with a Factor Xa Inhibitor (PROACT-Xa)”  (the “Study”); and,

WHEREAS, Duke has the facilities and the personnel with the requisite skills, experience, and knowledge as an Academic Research Organization to coordinate the Study; and

WHEREAS, Sponsor and Duke enter into this Agreement to set forth the terms and conditions upon which Sponsor and Duke will conduct the Study; and

WHEREAS, the Study contemplated by this Agreement shall be of mutual interest and benefit to Sponsor and Duke, and shall further the instructional and research objectives of Duke in a manner consistent with its status as a nonprofit research, education, and healthcare institution; and

NOW, THEREFORE, in consideration of the foregoing facts and the mutual covenants set forth herein, the Parties hereto agree as follows:

1.	Scope of Work.

1.1.

Study.  The research to be conducted by Duke under this Agreement shall be conducted as set forth in the scope of work (“Scope of Work”), attached hereto as Appendix A and incorporated by reference. The Study shall be conducted in accordance with the Study protocol (the “Protocol“), attached hereto as Appendix B and incorporated herein by reference, as may be amended from time to time by Sponsor, which fully details the clinical research activities and responsibilities to be undertaken as part of the Study; provided, however, that Duke's obligation to conduct the Study is expressly conditioned upon the approval of its Institutional Review Board (“IRB”), as set forth in Section 14.2 below.

1.2.

Transfer of Obligations.  Pursuant to 21 CFR 312.52, this Agreement, and the Appendices annexed hereto shall serve as the written description of the obligations of Sponsor being transferred to Duke under the terms and conditions hereof.

1.3.

Coordinating Investigator.  The research activities to be conducted by Duke hereunder shall be under the direction of Tracy Wang, MD, (“Coordinating Investigator,”) who is a full-time faculty member at Duke University.

1.4.

Participating Investigators and Institutions.   Sponsor shall be responsible for selecting and contracting with the clinical sites conducting the Study (“Participating Institutions”) and the investigators participating in the Study at each Participating Institution  (“Participating Investigators”).

1.5.

Enrollment of Study Subjects.    Participating Institutions shall coordinate the enrollment of subjects as participants in the Study  (“Study Subjects”) in accordance with the terms and conditions of the Protocol.

1.6.	Supply and Use of the Study Material.

1.6.1.	Supply. Duke shall be responsible for sourcing sufficient amounts of any drug, placebo, or comparator drug as applicable (the “Study Materials”).

1.6.2.	Order Placement. Prior to placement, all orders for any Study Materials shall be submitted by Duke to Sponsor for approval, such approval shall not unreasonably be withheld or delayed.

1.6.3.

Use.  Duke agrees that the Study Materials shall be used only for the Study. As specified in the Scope of Work, Duke shall be responsible for preparing, labeling, and shipping Study Materials to Participating Institutions and Study Subjects as needed to conduct the Study, or contracting with a third-party vendor to do the same.

1.6.4.	Expense. Sponsor shall be responsible for reimbursing Duke for the Study Materials.

1.6.5.

Unused Materials.  Any unused Study Materials that have been delivered to a Participating Institution that remains at the end of that institution’s participation in the Study, or that remains at a Participating Institution or Duke at the end of the Study, shall be disposed of in accordance with Sponsor instructions.

2.	Inspections and Audits.

2.1  Regulatory Inspections. Authorized representatives of Sponsor may, upon reasonable advance notice, and representatives of the U.S. Food and Drug Administration (the “FDA”) or any other international health agency having regulatory authority over the subject matter of the Study may, at reasonable times, examine and inspect the facilities being used to conduct the Study, and review all records, procedures and other materials (including case report forms and patient medical records to the extent allowed by the informed consent document or other legal disclosure authorizations) related to the Study, and have access to the Coordinating Investigator to discuss the Study. If Duke is found deficient in any manner by Sponsor and reasonable efforts to correct the deficiency are ineffectual, Sponsor shall either terminate Duke’s continued participation in the Study in accordance with the termination provisions of this Agreement or take such corrective actions as may be agreed between Sponsor and Duke. It is further agreed that if Duke is notified that the Study is to be the subject of an audit, Duke shall promptly inform Sponsor. If a formal response to any audit is required, Duke agrees to permit representatives of Sponsor to review and comment on such response and shall give Sponsor reasonable time to do so.

2.2.Compliance Audits.  Sponsor has the right to conduct on-site Study compliance audits of Duke at mutually agreed upon times. Audits shall be at no additional cost to Sponsor provided such audits are at mutually agreed intervals and do not significantly alter Duke's ability to meet any deadlines delineated in this Agreement. Sponsor may only request records or documents that are within the scope of the documents Duke is required to maintain under the obligations of this Agreement or otherwise related to the research activities conducted by Duke under this Agreement and the Scope of Work.

3.	Debarment.

Duke hereby certifies that it has not been debarred under Article 306 of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §335a(a) or (b). In the event that Duke becomes debarred, Duke agrees to notify Sponsor immediately. Duke hereby certifies that it has not and shall not use in any capacity related to the Study the services of any individual, corporation, partnership, or association which has been debarred under Article 306 of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §335a(a) or (b). In the event that Duke becomes aware of or receives notice of the debarment of any individual, corporation, partnership, or association providing services to Duke which relate to the research conducted under this Agreement, Duke agrees to notify Sponsor immediately.

4.	Payment.

4.1.	Amount. Sponsor shall compensate Duke according to the Budget and Payment Terms attached hereto as Appendix C and incorporated herein by reference.

4.2.	Payee. Any payment due from Sponsor set forth in Appendix C shall be tendered in the form of a check payable to Duke University at one of the following addresses:

Duke University Accounts Receivable Lockbox

P.O. Box 602651

Charlotte, NC  28260-2651

Where a physical address is required, checks should be mailed to:

Wells Fargo Lockbox

Duke University Accounts Receivable

Lockbox 602651

1525 West WT Harris Blvd – 2C2

Charlotte, NC  28262

Duke University’s Tax ID Number [OMITTED].

4.3.

Delays.  In the event of Force Majeure (as defined in Section 21 herein) the Parties agree to revise the Budget and Payment Schedule as necessary to reflect cost increases or decreases resulting from said Force Majeure.

4.4.

Payment of Invoices.   Duke shall invoice Sponsor on a monthly basis for activities set forth in the applicable Budget. Sponsor shall be responsible for paying invoices within thirty (30) calendar days of receipt. Sponsor shall notify Duke of any disputed invoices within twenty (20) calendar days of receiving such invoice and shall pay any undisputed amounts as set forth above. Provided that Sponsor pays undisputed amounts as set forth above, Duke shall continue to conduct research during which time the Parties shall use best efforts to resolve the disputed amount. In the event that the Parties cannot resolve the disputed amount within twenty (20) calendar days of Duke receiving the invoice dispute notice from Sponsor, Duke shall have the right to stop work upon ten (10) calendar days’ written notice to Sponsor. Both Parties agree to continue good faith efforts to resolve the dispute prior to such stoppage of work.

4.5.	Default. [Purposely deleted.]

4.6.

Reporting.   In accordance with the Physician Payment Sunshine Act (a provision of the Patient Protection and Affordable Care Act), Duke agrees that Sponsor shall have the right to publicly disclose Duke's name and the aggregate amount of payment under this Agreement. Sponsor shall designate Duke as the recipient of all payments made in accordance with this Agreement as payments to Duke for research rather than payments to an individual.

5.	Modifications and Amendments.

This Agreement may be amended from time to time upon the written agreement of the Parties. The Parties agree to exert good faith efforts to incorporate any revisions required by law, FDA or other international health authorities. Any changes to a Scope of Work or Budget and/or Payment Terms shall be incorporated into this Agreement by means of a written amendment. Duke shall be under no obligation to commence work on any change to the Scope of Work until such amendment is executed.

6.	Data.

6.1.

Study Data.  All data, and results arising out of the study, including the final report, case report forms and other relevant information generated during the Study (collectively, the “Study Data”)  shall be promptly and fully disclosed to Sponsor and shall be freely usable by Sponsor so long as such use is in accordance with applicable laws and this Agreement.  In addition, upon Sponsor’s request, Duke will promptly provide other documentation arising out of the Study or under this Agreement (including clinical and non-clinical data, study plans and communications, and documents relating to investigator qualifications) to the extent they may be reasonably necessary for purposes of an audit, regulatory submission, Sponsor's management of the Study, or Sponsor's use of the Study results. The Parties agree to cooperate in good faith to narrowly tailor any such requests.    Sponsor shall ensure that Duke receives data transfers and/or a final data set of any Study Data developed and/or maintained by Sponsor or any third party in privity of contract with Sponsor that is reasonably required for Duke to fulfill its obligations and exercise its rights pursuant to this Agreement. Except in the event of Sponsor’s termination for breach, Duke shall be free to maintain copies of the Study Data and to use the Study Data and results of Duke’s research contemplated hereunder for its own teaching, research, education, clinical and publication purposes, and Sponsor shall ensure that Duke receives a copy of the closed, locked, clinical database for the Study for its use prior to the unblinding of the data unless any of the foregoing is prohibited by any applicable privacy or confidentiality obligations or applicable law.

6.2.

Data Security.  In those instances where 1) Sponsor is requiring Duke to send PHI or Personally Identifiable Information (“PII”) through Sponsor’s system or the system of any third party in privity of contract with Sponsor, or 2) Sponsor or any third party in privity of contract with Sponsor will be connecting to one of Duke’s electronic record systems, Sponsor is responsible for ensuring the security of the PHI or PII under Sponsor’s or any third party in privity of contract with Sponsor’s possession, custody, or control.  Sponsor shall ensure that it or any third party in privity of contract with Sponsor adopts, implements, and maintains appropriate security controls (including encryption in transit) to protect against unauthorized access of any such PHI  or PII (including PHI or PII of Duke employees).  Sponsor shall notify Duke promptly in the event of any breach of data security or unauthorized release of any such PHI or PII. Sponsor represents that it has no intention to connect to a Duke secure wifi network but agrees to install whatever endpoint clients are required in the event a connection becomes necessary.  Notwithstanding anything in this Agreement to the contrary, any connection to an unsecured network for Study purposes by Sponsor or any third party in privity of contract with Sponsor is not recommended.

6.3.

Regulatory Filings.  Any and all Study Data and other findings obtained as a result of the Study shall be communicated to Sponsor which shall be free to incorporate such findings in any regulatory filing concerning the Study. Duke and the Coordinating Investigator(s) understand and agree that they shall have no ownership, license, or access rights in, or to, such regulatory filings solely based upon the inclusion of such findings therein, nor shall they acquire any interest whatsoever, except as provided herein, in the Study Data as a result of performing the Study.

7.	Inventions.

7.1Prior Inventions.  It is recognized and understood that certain existing inventions and technologies are the separate property of Sponsor or Duke and are not affected by this Agreement, and neither Party shall have any claims to or rights in such prior, separate inventions and technologies, or improvements thereto, except only to the extent required for the conduct of the Study.

7.2Title.  Inventorship of new inventions, developments, or discoveries arising out of the Study (hereinafter “Invention”) shall be determined in accordance with U.S. patent law or by mutual agreement if the invention is not patentable. All rights, title and interest in and to any Invention that is not a Sponsor Invention, as defined below, shall be based upon inventorship with Sponsor holding sole title to any Invention made solely by Sponsor personnel, Duke holding sole title to any Invention made solely by Duke personnel, and the Parties holding joint title to any Invention made jointly by their personnel during the conduct of the Study (a “Joint Invention”). Duke shall promptly disclose to Sponsor in writing on a confidential basis any Invention made solely by Duke personnel or jointly with Sponsor personnel. Sponsor shall promptly disclose to Duke on a confidential basis any Invention jointly made by Sponsor personnel together with Duke personnel.

7.3Prosecution.   Each Party may, with the prior written consent of the other Party, and at its sole expense, prepare and file appropriate U.S. and foreign patent applications for any Joint Invention (“Joint Application”). The filing Party will provide the other Party, on a confidential basis, a copy of any such Joint Application filed and any documents received or filed during prosecution thereof, and will provide the other Party an opportunity to comment thereon. A filing Party shall not abandon or allow to be abandoned any Joint Application without first allowing the other Party an opportunity to assume the expense of and responsibility for prosecution. Each Party agrees that, during the term of this Agreement and subsequent to the completion or termination of this Agreement, they will, at the other Party’s request and expense, cooperate and take such other actions as may be reasonably necessary to obtain the full benefits, enjoyment, rights, title, and interest in the U.S. and throughout the world in the Joint Invention. Neither Party may license, assign, transfer, pledge, or otherwise encumber any Joint Invention, or enter into any agreement with any third party which conflicts with the other Party’s rights in the Joint Invention, without the prior written consent of the other Party.

7.4Sponsor Inventions.  All rights, title, and interest in and to any Invention arising out of Sponsor’s documented conception prior to the Effective Date and subsequent reduction to practice, or improvements thereon, shall be owned solely by Sponsor (“Sponsor Invention”). Sponsor shall reimburse Duke or Coordinating Investigator(s) for any reasonable expenses incurred at Sponsor’s request to secure title or legal protection for any such Sponsor Invention.

7.5Grant of Option.  Duke hereby grants Sponsor, without option fee other than the consideration of the Study sponsored herein and the reimbursement of all reasonable patent expenses related to the Invention incurred by Duke prior to and during the option period, an option to acquire an exclusive, worldwide, royalty‑bearing license to Duke’s rights to any Invention which option shall extend for four  (4) months after Sponsor’s receipt of an Invention disclosure. If Sponsor notifies Duke in writing of its exercise of the option within the option period, then the Parties will have sixty (60) days after such notice to negotiate in good faith a license agreement on commercially reasonable terms unless the Parties mutually agree to extend such time in good faith. If Sponsor does not exercise this option, or notifies Duke that it will not exercise this option, or if the Parties fail to sign a license agreement within said sixty (60) day negotiation period, then Sponsor shall no longer have any claim or interest in Duke's rights in the subject Invention, except that if the Parties are unable to reach agreement on licensing terms then for a period of one year after the negotiation period, Duke will not offer to license the Duke Invention to a third party on terms more favorable to the licensee than those last offered to Sponsor without first giving Sponsor thirty (30) days to accept such terms.

7.6Reserved Rights.  Duke shall reserve the right to use any Invention licensed by Duke to Sponsor for Duke's research, educational, clinical and publication purposes.

8.	Confidential Information.

8.1Confidential Information.  “Confidential Information” shall mean all non-public, confidential or proprietary information, data, files, documents, or materials of or related to one Party, its affiliates, or its subsidiaries, provided by one Party (the “Disclosing Party”), obtained, or accessed by the other Party,  whether directly related to the Study or not, whether disclosed to or accessed by the recipient in writing, orally, electronically, visually, or in any other form or medium, and whether clearly identified as “Confidential” by the Disclosing Party at the time of disclosure or not, including, without limitation: (i) unpatented inventions, ideas, methods, and discoveries, know-how, unpublished patent applications, and other confidential intellectual property; (ii) designs, specifications, documentation, components, source code, object code, protocols, and processes; (iii) other information that would reasonably be considered non-public, confidential, or proprietary given the nature of the information and the parties’ businesses; and (iv) all notes, analyses, summaries, and other materials prepared by or for a receiving Party or its representatives that contain, are based on or otherwise reflect, to any degree, any of the foregoing. Notwithstanding any of the foregoing, the Disclosing Party shall make a reasonable attempt to disclose Confidential Information in a writing that has been clearly marked and identified as confidential at the time of disclosure; and if such disclosure is made orally, shall make a reasonable attempt to promptly reduce such disclosure to writing and provide the other Party with a record of the disclosure.  Specifically excepted from Confidential Information is all information that: (a) was previously known by the receiving Party; (b) is publicly disclosed except by breach of this Agreement either prior to or subsequent to the receiving Party's receipt of such information; (c) is rightfully received by the receiving Party from a third party without an express obligation of confidence; or (d) is independently developed by personnel of the receiving Party without use of Confidential Information of the Disclosing Party.

8.2Nondisclosure.  Subject to the provisions of the section headed “Publication” hereunder (Section 9), the receiving Party shall not disclose Confidential Information of the Disclosing Party to any

third party without prior written authorization from the Disclosing Party. This provision shall remain in effect for five (5) years following the termination of the Study.

8.3Patient Information.  Each Party shall be provided with patient information as allowed by law and the patient consent and authorization documents and shall maintain the confidentiality of all such patient information, unless specifically required to disclose such information by law.

8.4Legally Required Disclosure.  Nothing set forth herein shall operate to prohibit or prevent a Party from disclosing Confidential Information pursuant to any judicial or government request, requirement, or order, provided that the Disclosing Party takes reasonable steps to provide the other Party with sufficient prior notice in order to allow the other Party to contest such request, requirement or order.

9.	Publication.

9.1.

Sponsor recognizes the importance of communicating medical research and scientific data and its obligations to patients enrolled in the Study and therefore, encourages publication of such material in reputable scientific journals and at professional and/or academic seminars or conferences.

9.2.

Neither Duke nor the Coordinating Investigator shall publish or submit for publication, directly or indirectly, any manuscript regarding any aspect of the Study until the earlier of (i) Sponsor or a designee of Sponsor publishes an article in a peer reviewed scientific journal summarizing the data generated by all of the Participating Institutions, (ii) no such article is published within twelve (12) months of the finalization of the Study, or  (iii) Sponsor informs Duke that no such article will be published, in which case Duke may publish  a manuscript without further delay.

9.3.

Duke shall submit to Sponsor for its review and comment a copy of any proposed publication resulting from the Study at least thirty (30) calendar days prior to submission for publication, or at least fifteen (15) calendar days prior to submission for an abstract. Duke shall consider in good faith all comments received from Sponsor during the review period; provided, however, nothing in this Agreement shall prohibit Duke from the publication of all information necessary for the accurate interpretation and presentation of said medical research and scientific data.

9.4.

If Sponsor determines that the proposed publication contains patentable subject matter which requires protection, Sponsor may require the delay of publication for an additional period of time not to exceed seventy-five (75) days for the purpose of filing patent applications.

9.5.

Duke and the Coordinating Investigator shall give Sponsor and/or Sponsor’s personnel appropriate credit for any direct contribution made by them, and shall acknowledge Sponsor's support in all publications and presentations.

9.6.

Sponsor shall register the Study with www.clinicaltrials.gov, or an equivalent registry, and all Publications shall be consistent with usual academic standards in a manner compliant with the Uniform Requirements for Manuscripts Submitted to Biomedical Journals guidelines of the International Committee of Medical Journal Editors (http://www.icmje.org).

10.	Use of Name.

No Party shall use the name, trademarks, logos, physical likeness or other symbol of any other Party, or its employees, for any marketing, advertising or public relations purposes without the prior written consent of the affected Party, except as otherwise required by applicable laws. Notwithstanding anything herein to the contrary, Duke shall have the right to post Sponsor’s name, the Study name, and the Study period, on Duke’s publicly accessible lists of research conducted at Duke and as may be required in submissions to funding agencies. Notwithstanding anything herein to the contrary, Sponsor may use Duke’s and Coordinating Investigator’s name in any submission to any regulatory authority. Notwithstanding anything herein to the contrary, in the event that Sponsor determines that the Study must be registered on clinicaltrials.gov, it shall be free to disclose the information required by such website, in accordance with applicable laws.

11.	Medical Care Costs.

[Purposely Deleted]

12.	Indemnification.

12.1Indemnification by Sponsor.  Sponsor agrees to indemnify, hold harmless and defend Duke, its trustees, officers, employees, and agents (collectively, “Duke Indemnitees”)  from and against any and all claims, suits, losses, damages, costs, fees, expenses (including attorneys' fees and discovery and other pre-litigation expenses), and other liabilities asserted by third parties, both government and non–government, resulting from or arising out of the Study under this Agreement (the “Liabilities”). Notwithstanding the forgoing, Sponsor shall not be liable to the Duke Indemnitees to the extent Liabilities result from (i) Duke’s failure to obtain the prior approval of an IRB in accordance with the IRB's approved procedures; (ii) Duke’s failure to follow the Protocol in any material respect or to comply with federal, state, local or international health authority law or regulation in connection with the Study; (iii) Duke’s negligence or willful misconduct in connection with the Study;  or (iv) any unauthorized warranties by any Duke Indemnitee relating to the Study, Study Materials, or any other drug, device, or procedure used in the Study.

12.2Indemnification by Duke.  Duke agrees to indemnify, hold harmless and defend Sponsor, its directors, officers, employees, and agents to the extent the Liabilities result from  (i) Duke's failure to obtain the prior approval of the IRB in accordance with the IRB's approved procedures;  (ii) Duke's failure to follow the Protocol in any material respect or to comply with federal, state, local or international health authority law or regulation in connection with the Study; (iii)  Duke's negligence or willful misconduct in connection with the Study; (iv) any unauthorized warranties by any Duke Indemnitee relating to the Study, Study Materials, or any other drug, device, or procedure used in the Study; or (v) breach by a Duke Indemnitee of any term, representation or warranty set forth in this Agreement. Notwithstanding the forgoing, Duke shall not be liable to Sponsor in the event of Sponsor's negligence or willful misconduct.

12.3Indemnification Process.  A Party seeking indemnification hereunder shall give notice to the other Party promptly upon receipt of written notice of the potential claim. The Party seeking indemnification shall permit the indemnifying party to assume the defense and/or disposition of any such claim or related litigation, provided that counsel is reasonably acceptable to the Party seeking indemnification. The Party seeking indemnification shall cooperate with the indemnifying Party in all reasonable respects with respect to the defense of any such claim, with the out-of-pocket costs of the Party seeking indemnification to be reimbursed by the indemnifying Party.

12.4Indemnification for Participating Institutions and Participating Investigators.  Sponsor agrees to indemnify, defend and hold harmless Participating Institutions and Participating Investigators,

and their employees, officers, directors and agents from any third party claims, demands, losses, costs or expenses (including reasonable attorneys' expenses) arising as a direct result of the Study which is not due to their failure to obtain any necessary prior approval prior to enrolling Study Subjects or participating in the Study, their failure to follow the Protocol in any material respect, their failure to comply with federal, state, local or international health authority law or regulation in connection with the Study, or the negligence or willful misconduct of the Participating Institutions and Participating Investigators. The form of that indemnification shall be in a document addressed from Sponsor to each Participating Institutions participating in the Study.

12.5Disclaimer of Warranty.  Duke and Sponsor understand and agree that the conduct of the Study is experimental in nature and that no warranty, either expressed or implied, is made regarding the results of any research conducted under this Agreement. Neither party shall be liable for incidental or consequential damages under this Agreement.

13.	Insurance.

The Parties hereto warrant that they shall maintain during the term hereof policies of liability insurance with minimum coverage as follows:

13.1As to Sponsor:   Sponsor represents that it carries Commercial Form General Liability Insurance with limits not less than one million dollars ($1,000,000) per occurrence and two million dollars ($2,000,000) annual aggregate and Products and Completed Operations Liability Insurance with limits not less than one million dollars ($1,000,000) per occurrence and three million dollars ($3,000,000) annual aggregate. If Sponsor or any third party in privity of contract with Sponsor will have electronic access to a Duke database holding PHI or PII, or if Sponsor or any third party in privity of contract with Sponsor will manage clinical data, then Sponsor represents that it carries Cyber Liability Insurance with limits not less than two million dollars ($2,000,000) per occurrence and two million dollars ($2,000,000) annual aggregate. Coverage shall provide for a retroactive date of placement coinciding with or prior to the effective date of this Agreement. Sponsor agrees to furnish to Duke upon request a certificate of insurance or evidence of self-insurance acceptable to Duke indicating the required coverage.

13.2 As to Duke:   Duke represents that it carries Comprehensive Form General and Professional Liability Insurance with limits of not less than three million dollars ($3,000,000) per occurrence combined single limit and ten million dollars ($10,000,000) annual aggregate. Duke agrees to furnish to Sponsor upon request a certificate of insurance or evidence of self-insurance acceptable to Sponsor indicating the required coverage prior to commencement of the Study.

14.	Compliance.

14.1 The Study shall be conducted in compliance with all applicable federal, state, local, international health authority and institutional laws, regulations, and guidelines, including, without limitation, the Health Insurance Portability and Accountability Act (“HIPAA”) of 1996 and all requirements imposed by legally constituted IRBs. Sponsor agrees to collect, use and disclose information with respect to the Study Subjects only in accordance with the informed consents and legal disclosure authorizations obtained from such Study Subjects as part of the Study, unless otherwise required by law.

14.2Duke shall apply for approval to conduct the Study with Duke's IRB. Sponsor shall cooperate with Duke in preparing and filing the Study protocol, informed consent form, and other information with the IRB.

14.3During and for a period of at least two (2) years after completion of the Study, Sponsor shall promptly, which should not exceed thirty (30) days, report to Duke and the Coordinating Investigator any information, including data and safety monitoring findings or information contained in site monitoring reports, which could directly affect the safety of past or current Study Subjects or influence the conduct of the Study. In each case, the Coordinating Investigator and Duke shall be free to communicate these findings to each Participating Institution, Study Subject and the IRB.

15.	Term.

Term.  The term of this Agreement shall commence as of the Effective Date and terminate upon completion of all research contemplated under this Agreement, unless terminated sooner in accordance with the terms herein.

16.	Termination.

16.1

Termination by Sponsor.  This Agreement may be terminated by Sponsor, or Sponsor may terminate or suspend enrolment of Study Subjects, immediately upon written notice to Duke, in the following circumstances:

(a)Authorization and approval to perform the Study in the United States is withdrawn by the FDA on a permanent or temporary basis;

(b)Sponsor becomes aware of any efficacy or safety information that could significantly affect or alter continuation of the Study;

(c)A material event adversely affecting Sponsor’s ability to finance the Study; or

(d)Duke, a Participating Institution, or the Coordinating Investigator commit a violation or suspected violation of any applicable laws and regulations, the Protocol, or this Agreement.

Notwithstanding anything in this Agreement to the contrary, Sponsor may terminate the conduct of the Study under this Agreement for any reason or no reason at all, upon at least 30 days prior written notice to Duke. The date of termination in such case shall be the date specified in such notice.

16.2   Termination for Breach.  This Agreement may be terminated by either Party upon the occurrence of any material breach or default by the other Party, provided that the breaching or defaulting party shall be given not less than thirty (30) days prior written notice and the opportunity to cure the breach or default during such period. Excluding the process related to disputed invoices as set forth in Section 4.5, if Sponsor breaches the payment terms set forth in Section 4 of this Agreement, Duke shall have the right to give a written notice of breach (“Payment Notice”)  immediately after such breach. Unless Sponsor cures such breach, Duke shall have the right to stop work after fifteen (15) calendar days of a Payment Notice to Sponsor.

16.3 Wind-Down Plan Upon Termination.  Both Duke and Sponsor recognize that early termination of this Agreement requires both discussion and coordination between the Parties to ensure patient safety, continuity of treatment, if appropriate, and compliance with all applicable regulations. Upon early termination of this Agreement, the Parties shall cooperate to provide for an orderly cessation of the Study or transfer of Duke’s responsibilities hereunder to Sponsor or its designee.  Each Party further agrees to take no action or forego taking action if such action or forbearance would in any manner jeopardize patient safety or the utility, quality, or integrity of the Study, or violate or cause the other Party to violate any applicable laws. In addition, Duke shall promptly conduct such activities as are reasonably necessary in connection with the orderly wind-down of the Study or the transfer of Duke’s responsibilities to Sponsor or its designee. Based upon Sponsor’s written instructions regarding the scope of activities to be conducted by Duke in connection with termination of the Study or transfer of Duke’s responsibilities hereunder, to be delivered to Duke as soon as possible after notice of termination is received, Duke shall submit to Sponsor a wind-down, close out, or transfer plan to accomplish the tasks or research identified by Sponsor’s written instructions together with a budget to be mutually agreed in writing (“Plan”).

16.4Handling Data Upon Termination.  The Parties agree that the transfer of the Study Data and outstanding reports are critically important to both Parties. The Plan shall include the procedures and responsibilities of each Party including but not limited to the orderly collection of all patient data outstanding at participating sites, data analysis and entry of such data into the Study database, and any manuscript resulting therefrom.

16.5Compensation Upon Termination.  Upon early termination of this Agreement, Sponsor shall promptly compensate Duke for all work and research performed under this Agreement up to the effective date of termination, and reimburse Duke for any non-cancelable commitments and all activities in connection with the orderly wind-down and close out of the Study pursuant to the Plan. In the event of early termination hereunder, Sponsor shall compensate Duke for the processing of any data collected, analyzed, and entered into the applicable database in accordance with a Plan.

16.6Termination Survival.  Notwithstanding any termination or expiration of this Agreement, or any Study Addendum hereto, Sections 2, 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 17 and 19 shall survive any termination of this Agreement.

17.	Notices.

Any notice or other communication required or permitted under this Agreement shall be in writing and shall be deemed given as of the date it is received by the receiving Party. Notice shall be given to the Parties at the addresses listed below, or such alternative address as may be provided by one Party to the other in writing:

As to Duke:                                                           With a copy to:

Office of Research Contracts                                 Duke Clinical Research Institute

Attn:  Director                                                        Attn:  Contracts Management

2200 West Main Street, Suite 900                         300 West Morgan Street, Suite 800

Durham, NC 27705                                                Durham, NC 27701

As to Sponsor:                                                     With a copy to:

Attention: Scott B. Capps                                      Attention: General Counsel

Vice President, Clinical Research                         1655 Roberts Blvd., NW

1655 Roberts Blvd., NW                                       Kennesaw, GA 30144

Kennesaw, GA 30144

18.	Relationship of the Parties.

Duke’s relationship to Sponsor under this Agreement shall be that of an independent contractor and not an agent, joint venture, or partner of Sponsor. No Party hereto shall have, or shall represent that it has, any power, right or authority to bind the other Party hereto to any obligation or liability without express authorization from such other Party.

19.	Arbitration.

The Parties agree to attempt to resolve promptly any dispute arising out of or relating to this Agreement by good faith negotiation; provided, however, if such attempts at dispute resolution shall fail, disputes relating to the terms and conditions of this Agreement shall be exclusively resolved, upon written request by either Party, by final and binding arbitration in a mutually agreed location, or a location chosen by the chair of the arbitration panel if the Parties cannot agree, pursuant to the commercial arbitration rules of the American Arbitration Association, in accordance with the following procedures:

(a)  The arbitration tribunal shall consist of three arbitrators. The Parties shall respectively nominate one arbitrator in the request for arbitration and one arbitrator in the answer thereto, and the two arbitrators so named will then jointly appoint a third arbitrator as chairperson of the arbitration tribunal.

(b)  The decision of the arbitration tribunal shall be final and binding upon the Parties hereto, and judgment upon such decision may be entered in any competent court for juridical acceptance of such an award and order of enforcement. Each Party hereby submits itself to the courts of the place of arbitration, but only for the entry of judgment with respect to the decision of the arbitrators hereunder.

20.	Similar Research.

Nothing in this Agreement shall be construed to limit the freedom of Duke or its researchers who are participants under this Agreement, from engaging in similar research made under other grants, contracts or agreements with parties other than the Sponsor subject to the confidentiality provisions herein.

21.	Force Majeure.

If either Party hereto shall be delayed or hindered in, or prevented from, the performance of any act required hereunder for any reason beyond such Parties direct control, including but not limited to, strike, lockouts, labor troubles, governmental or judicial actions or orders, riots, insurrections, war, acts of God, inclement weather or other reason beyond the Party’s control (a “Disability”) then such Party’s performance shall be excused for the period of the Disability. Any Study timelines affected by a Disability shall be extended for a period equal to the delay and any affected Budget shall be adjusted to account for cost increases or decreases resulting from the Disability. The Party affected by the Disability shall notify the other Party of such Disability as provided for herein.

22.	Non-Solicitation.

[Purposely deleted]

23.	Entire Agreement.

This Agreement constitutes the full and complete understanding of the Parties hereto with respect to the subject matter hereof and supersedes all prior understandings and agreements with respect to such subject matter.  Any handwritten modifications to this Agreement shall be null and void unless such modifications are initialed by both Parties.

24.	No Waivers.

No delay or omission by a Party hereto to exercise any right under this Agreement shall impair any such right or power or be construed to be a waiver thereof. A waiver by any of the Parties hereto of any of the covenants, conditions or agreements herein contained shall not be construed to be a waiver of any succeeding breach thereof or of any covenant, condition or agreement herein contained. No waiver or discharge of any provisions of this Agreement shall be valid unless it is in writing and is executed by the Party against whom such change or discharge is sought to be enforced.

25.	Severability.

If a judicial determination is made that any of the provisions contained in this Agreement constitute an unreasonable restriction against a Party or are otherwise unenforceable, such provision or provisions shall be rendered void or invalid only to the extent that such judicial determination finds such provision or provisions to be unreasonable or otherwise unenforceable, and the remainder of this Agreement shall remain operative and in full force and effect.

26.	Headings.

The headings contained in this Agreement do not form a substantive part of this Agreement and shall not be construed to limit or otherwise modify its provisions.

27.	Governing Law.

[Purposely deleted.]

IN WITNESS WHEREOF, this Agreement is entered into as of the date first written above.

CryoLife, Inc.:		Duke University:

By:	/s/James P. Mackin	By:	/s/Cory Puryear
Name:	James P. Mackin	Name:	Cory Puryear
Title:	CEO	Title:	Senior Agreement Administration Manager
Date:	10/29/2019	Date:	11/6/19

Appendix A

Scope of Work

[OMITTED]

Appendix B

Study Protocol

[OMITTED]

Appendix C

Budget and Payment Terms

[OMITTED]